Via EDGAR, Overnight Mail and Facsimile

May 12, 2006

Ms. Nili Shah, Accounting Branch Chief

Ms. Tracey McKoy, Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

1 Station Place, N.E., Stop 7010

Washington, D.C. 20549

RE:	Optical Cable Corporation

Form 10-K for the Fiscal Year Ended October 31, 2005

Form 10-Q for the Fiscal Quarter Ended January 31, 2006

File No. 0-27022

Dear Ms. Shah and Ms. McKoy:

On behalf of our client Optical Cable Corporation, (“Optical Cable”), we are providing responses to the Staff’s letter of comments, dated May 1, 2006 (the “Staff Letter”), with respect to Optical Cable’s Form 10-K for the fiscal year ended October 31, 2005 and Form 10-Q for the fiscal quarter ended January 31, 2006. This letter has been submitted by facsimile and by EDGAR. A hard copy has been sent by overnight courier for delivery on May 15, 2006.

Set forth below are Optical Cable’s responses to the Staff Letter. The numbered paragraphs in this letter correspond to the numbers contained in the Staff Letter. Capitalized terms that are not otherwise defined have the meanings given to them in the Form 10-K or Form 10-Q, unless the context indicates otherwise.

COMMENT:

General

1.	Please provide, in writing, a statement from the company acknowledging the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE:

Optical Cable Corporation has provided the acknowledgement as indicated in Exhibit A which is attached to this letter.

COMMENT:

Form 10-K for the Fiscal Year Ended October 31, 2005

Note Receivable, page 25

2.	We have read your response to prior comment 1 of our letter dated April 7, 2006. Please tell us and disclose, in future filings, the size of the Borrower, pursuant to paragraph 24.b of FIN 46(R).

RESPONSE:

Optical Cable’s disclosure in note 4 to the audited financial statements for the fiscal year ended October 31, 2005 stated “As a development stage company, the Borrower currently has limited revenues and assets.”

Paragraph 24 of FIN 46(R) states in part that “An enterprise that holds a significant variable interest in a variable interest entity but is not the “primary beneficiary” shall disclose … the nature, purpose, size, and activities of the variable interest entity.”

Because FIN 46(R) does not define more specifically the requirement regarding appropriate disclosure of the size of the entity, Optical Cable believed that the disclosure provided the reader with sufficient information by stating that the Borrower is a development stage company that does not yet have significant revenues or assets. Optical Cable believed their disclosure regarding the size of the Borrower to be in compliance with FIN 46(R).

Further, although Optical Cable believed it complied with the requirements of FIN 46(R) based on the limited guidance as to how to define the size of the entity provided in that literature, it should be noted that Optical Cable is only required to disclose information relating to the size of the Borrower if it believes that the information is material based on SEC Staff Accounting Bulletin No. 99, “Materiality,” (“SAB 99”). According to SAB 99, an omission is “material” if, in light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item—in this case, omission of further description of the size of the development stage entity.

Based upon the guidelines set forth in SAB 99, Optical Cable believes it is not probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by further description of the size of the Borrower and that the omission of further description of the size of the Borrower is not material to Optical Cable’s required disclosure. In making this determination, Optical Cable considered both the quantitative and qualitative guidelines of SAB 99, including but not limited to the following:

(1) As of October 31, 2005, total assets of the Borrower accounted for less than 2% of the total assets of Optical Cable. And, as of January 31, 2006, total assets of the Borrower accounted for less than 3% of the total assets of Optical Cable; and

(2) Total revenues for the fiscal year end of the Borrower accounted for less than 3% of the total revenues for the last fiscal year of Optical Cable.

In conclusion, Optical Cable believes that it has fulfilled its disclosure obligations in its filings to date relating to the Borrower. Optical Cable will continue to consider what constitutes appropriate disclosure relating to the size of the Borrower based on information available and changes in circumstances, including, among other things, the results of operations and financial position of the Borrower, in future filings.

COMMENT:

Form 10-Q for the Fiscal Quarter Ended January 31, 2006

General

3.	We note your response to prior comment 2 of our letter dated April 7, 2006. You indicate that you met the probable criterion in paragraph 6.c of SFAS 112 on February 3, 2006. However, we note that the Form 8-K that discloses this event is dated January 28, 2006, even though it was not filed until February 22, 2006. Please provide us with a timeline of events leading up to the termination of your former senior vice president, including the specific events that occurred on January 28, 2006 that gave rise to your reporting obligation on Form 8-K, as well as your consideration of each of these events in determining that the liability was not probable until February 3, 2006. We also remind you of the requirement to file your Form 8-K within four business days after occurrence of the event.

RESPONSE:

The termination of a material employment agreement with an executive officer is reportable for Form 8-K purposes as of the effective date of the termination of the material agreement. Although the probable criterion in paragraph 6.c of SFAS 112 were met on February 3, 2006, the effective date of the termination of the material employment agreement was February 14, 2006. Therefore, February 14, 2006 is the date of the earliest reportable event.

The date of the earliest event reported indicated on the cover page of the Form 8-K filed on February 22, 2006, is an erroneous date. The date of January 28, 2006 does not correspond to any disclosed event in the body of the current report on

Form 8-K.

Optical Cable understands that the Form 8-K should have been filed within 4 business days after the occurrence of the event. Four business days following February 14, 2006 (the date of the first material event) was Tuesday, February 21, 2006 since Monday, February 20, 2006 was a federal holiday (George Washington’s birthday). Optical Cable did submit the Form 8-K on Tuesday, February 21, 2006 but the filing was not processed until after the 5:30 p.m. deadline.

We appreciate your assistance in review of Optical Cable’s periodic filings. Please contact me at (804) 343-5023 if you have any questions or require any additional information.

Very truly yours,

WOODS ROGERS PLC

/s/    Brian Michael Brown

Brian Michael Brown

cc:	Neil D. Wilkin, Jr., President, CEO and Chairman of the Board

Tracy Smith, Vice President and Chief Financial Officer

Nick Conte, Woods Rogers PLC

T. Douglas McQuade, KPMG LLP

***

EXHIBIT A

[Optical Cable Corporation Letterhead]

May 12, 2006

Ms. Nili Shah, Accounting Branch Chief

Ms. Tracey McKoy, Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

1 Station Place, N.E., Stop 7010

Washington, D.C. 20549

RE:	Optical Cable Corporation

Form 10-K for the Fiscal Year Ended October 31, 2005

Form 10-Q for the Fiscal Quarter Ended January 31, 2006

File No. 0-27022

Dear Ms. Shah and Ms. McKoy:

Pursuant to your request in your letter to Optical Cable Corporation dated May 1, 2006, Optical Cable Corporation is providing the following acknowledgement:

•	Optical Cable is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Optical Cable may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in review of Optical Cable Corporation’s periodic filings.

Very truly yours,

/s/ Neil D. Wilkin, Jr.	/s/ Tracy G. Smith
Neil D. Wilkin, Jr.	Tracy G. Smith
Chairman of the Board of Directors,	Vice President and
President and Chief Executive Officer	Chief Financial Officer